Safety Insurance

20 Custom House Street

Boston, Massachusetts  02110

VIA EDGAR

February 6, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safety Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-50070

Dear Mr. Rosenberg:

In connection with our response of February 1, 2007 Safety Insurance Group, Inc. (the “Company”) acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At your convenience, we are available to discuss any of these comments in a conference call.  Please feel free to contact Edward N. Patrick, Jr., Vice President Underwriting, at (617) 951-0600, Extension 1201, or me at (617) 951-0600, Extension 4012 at your earliest convenience.

Very truly yours,

/s/William J. Begley, Jr.
Vice President, Chief Financial Officer and Secretary